UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number: 001-14460

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Agrium Advanced Technologies

401(k) Savings Plan

3005 Rocky Mountain Avenue

Loveland, CO 80538

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Agrium Inc.

13131 Lake Fraser Drive Southeast

Calgary, Alberta

Canada T2J 7E8

AGRIUM ADVANCED TECHNOLOGIES

401(k) SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL

SCHEDULES

December 31, 2012 and 2011

(With Report of Independent Registered Public Accounting Firm Thereon)

AGRIUM ADVANCED TECHNOLOGIES

401(k) SAVINGS PLAN

December 31, 2012 and 2011

Report of Independent Registered Public Accounting Firm

Agrium Pension Committee and Plan Administrator

Re: Agrium Advanced Technologies 401(k) Savings Plan

We have audited the accompanying statements of net assets available for plan benefits of the Agrium Advanced Technologies 401(k) Savings Plan (the Plan) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan was not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the net assets available for plan benefits of the Agrium Advanced Technologies 401(k) Savings Plan as of December 31, 2012 and 2011, and the changes in net assets available for plan benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of Assets (Held at End of Year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Eide Bailly LLP

Greenwood Village, Colorado

June 21, 2013

AGRIUM ADVANCED TECHNOLOGIES

401(k) SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

As of December 31

(U.S. dollars)

	2012	2011
Assets
Investments at fair value (note 5):
Common trust funds	9,652,604	7,412,633
Mutual funds	9,492,764	7,949,837
Common stock	1,662,570	1,183,161

Total investments	20,807,938	16,545,631

Receivables:
Participant contributions	—	54,177
Employer contributions	—	55,544
Notes receivable from participants	624,815	413,144

Total receivables	624,815	522,865

Net assets available for plan benefits	21,432,753	17,068,496

See accompanying notes to the financial statements.

AGRIUM ADVANCED TECHNOLOGIES

401(k) SAVINGS PLAN

Statement of Changes in Net Assets Available for Plan Benefits

Year ended December 31

(U.S. dollars)

2012
Additions
Investment income:
Net realized and unrealized appreciation in fair value of investments (note 5)	2,467,407
Interest and dividends	268,114

2,735,521

Contributions:
Participant	1,607,596
Employer	1,491,284
Rollover	643,265

3,742,145

Interest income on notes receivable from participants	23,678

Total additions	6,501,344

Deductions
Distributions paid to participants	1,894,729
Affiliated plan transfers and other	242,358

Total deductions	2,137,087

Net increase	4,364,257

Net assets available for plan benefits:
Beginning of year	17,068,496

End of year	21,432,753

See accompanying notes to the financial statements.

AGRIUM ADVANCED TECHNOLOGIES

401(k) SAVINGS PLAN

Notes to the Financial Statements

December 31, 2012

(U.S. dollars)

1.	PLAN DESCRIPTION

The following description of the Agrium Advanced Technologies 401(k) Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan sponsor, Agrium Advanced Technologies (U.S.) Inc. (the Company), is a subsidiary of Agrium Inc. (Agrium).

The Plan is a defined contribution plan established for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The trustee of the Plan at December 31, 2011 and through December 31, 2012 was T. Rowe Price Trust Company.

a)	Contributions

Eligible participants under the Plan are automatically enrolled with a two percent contribution unless the participant chooses not to join the Plan. Participants can elect to contribute up to 100% of their annual compensation. The Company contributes a fixed two percent of eligible compensation to all eligible employees, regardless of participation. In addition, the Company contributes a matching contribution in the amount of 100% of the first four percent of the employee’s voluntary contributions. Individual participant contributions are subject to annual Internal Revenue Code limitations: greater than 50 years of age is $22,500; less than 50 years of age is $17,000 for 2012. Participants may also contribute amounts representing distributions from other qualified plans. Total contributions cannot exceed limits as defined by the Internal Revenue Code.

b)	Participant eligibility and plan entry

Employees of the Company are eligible to participate in the Plan if they are regular, full-time employees, and are not leased employees or employees represented by a collective bargaining unit of the Company’s participating subsidiaries or affiliated companies. Regular full-time employees are enrolled into the Plan as soon as practical after they begin working with the Company. Employees who are not otherwise ineligible employees, and who are scheduled to work at least 1,000 hours each calendar year, are also eligible to participate. Such employees are enrolled into the Plan as of the first day of the calendar quarter that coincides with or follows a 12 consecutive month period in which they are credited with at least 1,000 hours of service. The first 12 month period begins on the employee’s date of hire. The second and all succeeding 12 month periods are the calendar year.

c)	Vesting and forfeitures

Participants are immediately vested in their contributions, including earnings thereon. Employer contributions, including earnings thereon, become vested according to the following schedule:

Years of Service	Vesting Percentage
Less than one	0%
One year	100%

Terminated participants forfeit non-vested amounts. The balance in the forfeitures account at December 31, 2012 and 2011 was insignificant. Forfeitures are accumulated during the Plan year and are used first to pay administrative expenses, then to reduce employer contributions. For 2012, forfeitures applied to Company contributions totaled $17,921.

AGRIUM ADVANCED TECHNOLOGIES

401(k) SAVINGS PLAN

Notes to the Financial Statements

December 31, 2012

(U.S. dollars)

d)	Distributions

Distributions from the Plan may be made to a participant upon death, total disability, retirement, financial hardship or termination of employment. In-service withdrawals are also permitted after a participant attains age 59  1/2. Upon termination of employment, a participant whose vested account balance is greater than $1,000 may elect to receive a distribution of his or her account balance, leave the vested account balance in the Plan until a date not to exceed April 1 of the year following the year in which the participant reaches age 70  1/2, or request a direct rollover. A participant with a vested account balance that is $1,000 or less will be required to receive his or her account balance in cash as a lump-sum payment. For all distributions, if a lump-sum payment is elected, any portion of a participant’s account that is invested in the Agrium Inc. Common Stock Fund may be distributed as cash or in common shares of Agrium Inc. at the election of the participant.

Participants may withdraw a minimum of $1,000, not to exceed their pretax contributions, to satisfy one of the immediate and heavy financial needs as described in the Plan document.

e)	Administrative expenses

The Company paid certain administrative expenses on behalf of the Plan for the year ended December 31, 2012. The remaining Plan expenses, including fees, incurred in 2012 were paid directly from Plan assets.

f)	Notes receivable from participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of 50% of their account balance or $50,000, reduced by (a) the participant’s highest outstanding loan balance from the Plan during the one-year period ending on the day before the loan is made and (b) the participant’s outstanding loan balance from the Plan on the day before the loan is made. Loans must be repaid within five years unless they are for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus one percent as published quarterly in the Wall Street Journal. Principal and interest is paid through monthly payroll deductions. Loans outstanding as of December 31, 2012 bear interest at rates ranging from 4.25 percent to 9.25 percent.

g)	Participant accounts

Each participant account is credited with the participant’s contributions and allocations of (a) the Company’s contributions, (b) Plan earnings and losses, and (c) an allocation of administrative expenses.

Allocations are based on participant’s earnings or account balances, as defined. The benefit a participant is entitled to is the benefit that can be provided from the participant’s vested account.

AGRIUM ADVANCED TECHNOLOGIES

401(k) SAVINGS PLAN

Notes to the Financial Statements

December 31, 2012

(U.S. dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The accompanying financial statements have been prepared using the accrual basis of accounting.

(b)	Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

(c)	Distributions

Distributions are recorded when paid.

(d)	Valuation of investments and income recognition

As of December 31, 2012 and 2011, the Plan’s investments, are reported at fair value. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date.

A three level hierarchy is used to disclose assets and liabilities measured at fair value. Assets and liabilities are classified in their entirety based on the lowest level of input significant to the fair value measurement.

The three levels are defined as follows:

Level 1 – Observable inputs based on quoted prices (unadjusted) in active markets for identical assets and liabilities.

Level 2 – Observable inputs based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, or inputs derived from or corroborated by observable market data by correlation or other means.

Level 3 – Unobservable inputs that reflect an entity’s own assumptions about what inputs a market participant would use in pricing the asset or liability based on the best information available in the circumstances.

The Plan’s investments are categorized as Level 1 and Level 2 as shown in Note 5.

AGRIUM ADVANCED TECHNOLOGIES

401(k) SAVINGS PLAN

Notes to the Financial Statements

December 31, 2012

(U.S. dollars)

The following is a description of the valuation methodologies used for instruments measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

Mutual funds: Valued at the net asset value (NAV) of shares held by the Plan at year end.

Common trust funds: Valued at the trust NAV per unit, adjusted for trustee fees accrued daily (as applicable).

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments would result in a different fair value measurement at the reporting date.

Investment transactions are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

(e)	Notes receivable from participants

Notes receivable from participants are recorded upon distribution.

3.	TAX STATUS

The Plan uses a prototype plan document sponsored by AccuDraft, Inc. AccuDraft, Inc. received an opinion letter from the IRS, dated March 31, 2008, which states that the prototype document satisfies the applicable provisions of the IRC. The Plan itself has not received a determination letter from the IRS and the Plan has been amended since the opinion letter was issued. During the 2011 Plan year, the Plan had certain administrative and operational issues occur. In order to prevent the Plan from incurring a qualification defect, the Plan’s sponsor took the necessary corrective action in accordance with the acceptable correction methods of the Employee Plans Compliance Resolution System (EPCRS). The Plan sponsor believes the Plan has maintained its tax-exempt status. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

AGRIUM ADVANCED TECHNOLOGIES

401(k) SAVINGS PLAN

Notes to the Financial Statements

December 31, 2012

(U.S. dollars)

In 2012, the Company filed an application for a compliance statement from the IRS under the voluntary compliance resolution program. The compliance statement was sought with respect to the following three operational failures:

Late Enrollments – A 2011 internal review of participant accounts, initiated as a result of an audit finding, revealed that 44 participants were not automatically enrolled in the Plan in a timely manner during the 2007 through 2011 Plan years. In addition, for some participants certain contribution types were not made for each affected participant between their date of hire and actual full enrollment date.

Compensation Failure – During the 2011 Plan year audit, it was discovered that certain amounts were excluded from being 401(k) eligible wages in error. Compensation excluded included car and auto imputed wages, fitness wages, and short-term disability wages. The Plan document described eligible wages as including these pay types.

Loan Processing Failure – A 2011 review of participant loans by the Plan administrator revealed certain instances whereby loan repayments were not set up timely or were not stopped timely.

Each of the above items were fully corrected in 2012 through an allowable IRS correction program.

4.	PLAN TERMINATION

Although the Company has not expressed any intent to terminate the Plan, it retains the right under the Plan to terminate it subject to the provisions of ERISA. The Plan provides that, upon termination, the net assets should be allocated among the Plan’s participants and beneficiaries in accordance with the provisions of the Plan.

AGRIUM ADVANCED TECHNOLOGIES

401(k) SAVINGS PLAN

Notes to the Financial Statements

December 31, 2012

(U.S. dollars)

5.	INVESTMENTS

a)	Investment securities representing five percent or more of net assets available for plan benefits

	2012	2011
Vanguard Institutional Index Fund	3,051,963	2,858,732
Vanguard Extended Market Index Fund, Institutional	2,219,913	1,864,670
US Treasury Money Market Trust	2,219,760	1,829,161
Agrium Inc. Common Stock	1,662,570	1,183,161
T. Rowe Price Retirement 2040 Trust	1,312,230	*
T. Rowe Price Retirement 2030 Trust	1,265,687	890,174
T. Rowe Price Retirement 2020 Trust	1,234,677	1,207,646
Vanguard FTSE All World ex-U.S. Index Fund, Institutional	1,224,060	1,036,309
T. Rowe Price Retirement 2035 Trust	1,204,176	*

*	Investment balance less than five percent of the net assets available for plan benefits for the applicable year.

b)	Fair value of plan investments by hierarchy level

Fair value of plan investments by hierarchy level	As of December 31, 2012
	Level 1	Level 2	Total Fair Value
Mutual funds:
Growth funds	959,481	—	959,481
Index funds	7,396,018	—	7,396,018
Other funds	1,137,265	—	1,137,265

Total mutual funds	9,492,764	—	9,492,764

Common trust funds: (a)
Diversified portfolio	—	7,432,844	7,432,844
U.S. treasury securities	—	2,219,760	2,219,760

Total common trust funds	—	9,652,604	9,652,604

Common stock	1,662,570	—	1,662,570

	11,155,334	9,652,604	20,807,938

(a)	Common trust funds share the common goal of growth and preservation of principal. The common trust funds indirectly invest in a mix of U.S. and international common stocks, and fixed income securities through holdings in various mutual funds. There are currently no redemption restrictions or unfunded commitments on these investments.

AGRIUM ADVANCED TECHNOLOGIES

401(k) SAVINGS PLAN

Notes to the Financial Statements

December 31, 2012

(U.S. dollars)

Fair value of plan investments by hierarchy level	As of December 31, 2011
	Level 1	Level 2	Total Fair Value
Mutual funds:
Growth funds	567,397	—	567,397
Index funds	6,644,931	—	6,644,931
Other funds	737,509	—	737,509

Total mutual funds	7,949,837	—	7,949,837

Common trust funds: (a)
Diversified portfolio	—	5,583,472	5,583,472
U.S. treasury securities	—	1,829,161	1,829,161

Total common trust funds	—	7,412,633	7,412,633

Common stock	1,183,161	—	1,183,161

	9,132,998	7,412,633	16,545,631

(a)	Common trust funds share the common goal of growth and preservation of principal. The common trust funds indirectly invest in a mix of U.S. and international common stocks, and fixed income securities through holdings in various mutual funds. There are currently no redemption restrictions or unfunded commitments on these investments.

c)	Changes in fair value levels

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

We evaluated the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for plan benefits. For the year ended December 31, 2012, there were no significant transfers in or out of levels 1, 2, or 3.

d)	Net realized and unrealized appreciation in fair value of investments

During 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

2012
Agrium Inc. common stock	580,608
Mutual funds	969,421
Common trust funds	917,378

2,467,407

The classification of investment earnings reported above and in the statement of changes in net assets may differ from the classification of earnings on Form 5500 due to different reporting requirements on Form 5500.

AGRIUM ADVANCED TECHNOLOGIES

401(k) SAVINGS PLAN

Notes to the Financial Statements

December 31, 2012

(U.S. dollars)

6.	RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds and common trust funds managed by the Trustee, as well as common stock of Agrium Inc. Related transactions qualify as exempt party-in-interest transactions. These investments are disclosed in the supplemental schedule of assets held. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. Fees paid by the Plan for recordkeeping services totaled $31,210 for the year ended December 31, 2012.

7.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investments in general are exposed to various risks such as significant world events, interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

8.	SUBSEQUENT EVENTS

The Plan’s management has evaluated subsequent events through June 21, 2013, the date the financial statements were available to be issued, to ensure that the financial statements include appropriate disclosure or recognition of events that occurred subsequent to December 31, 2012.

AGRIUM ADVANCED TECHNOLOGIES

401(k) SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2012

Employer Identification Number: 20-4910688

Plan Number: 001

(U.S. dollars)

(a)	(b) Identity of Issuer	(c) Description of Investment	(d) Current Value

	Vanguard Institutional Index Fund	Mutual Fund	3,051,963
	Vanguard Extended Market Index Fund Institutional	Mutual Fund	2,219,913
*	US Treasury Money Market Trust	Common Trust Fund	2,219,760
*	Agrium Inc. Common Stock	Common Stock	1,662,570
*	T. Rowe Price Retirement 2040 Trust	Common Trust Fund	1,312,230
*	T. Rowe Price Retirement 2030 Trust	Common Trust Fund	1,265,687
*	T. Rowe Price Retirement 2020 Trust	Common Trust Fund	1,234,677
	Vanguard FTSE All World ex-U.S. Index Fund, Institutional	Mutual Fund	1,224,060
*	T. Rowe Price Retirement 2035 Trust	Common Trust Fund	1,204,176
*	T. Rowe Price Retirement 2025 Trust	Common Trust Fund	912,496
	Vanguard Total Bond Market Index Fund	Mutual Fund	777,299
*	T. Rowe Price Retirement 2015 Trust	Common Trust Fund	711,974
	PIMCO Real Return Fund	Mutual Fund	615,651
	PIMCO Total Return Fund	Mutual Fund	521,614
	Columbia Acorn Fund	Mutual Fund	361,670
*	T. Rowe Price Retirement 2045 Trust	Common Trust Fund	346,233
	American Funds Fundamental Investors Fund	Mutual Fund	282,378
*	T. Rowe Price Retirement 2050 Trust	Common Trust Fund	275,364
	American Funds New Perspective Fund	Mutual Fund	204,911
	Harbor International Fund	Mutual Fund	110,523
*	T. Rowe Price Retirement 2010 Trust	Common Trust Fund	105,663
	Vanguard Total World Stock Fund	Mutual Fund	99,281
*	T. Rowe Price Retirement 2005 Trust	Common Trust Fund	37,608
	Vanguard Short Term Bond Index Fund	Mutual Fund	23,501
*	T. Rowe Price Retirement 2055 Trust	Common Trust Fund	16,539
*	T. Rowe Price Retirement Income Trust	Common Trust Fund	10,197

	Total investments, at fair value		20,807,938

*	Various participants	Notes receivable from participants, bearing interest at rates ranging from 4.25% to 9.25%, secured by the related participant’s vested account balance, maturing through 2017.	624,815

*	Identified party-in-interest.

Note: Information on cost of investments is excluded, as all investments are participant directed. The cost of notes receivable from participants is nil.

SIGNATURE

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, Agrium Advanced Technologies U.S. Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 25, 2013	AGRIUM ADVANCED TECHNOLOGIES 401(K) SAVINGS PLAN

	By:	AGRIUM ADVANCED TECHNOLOGIES U.S. INC.

/s/ Andrew K. Mittag
Andrew K. Mittag
President

EXHIBIT INDEX

Exhibit 23.1	Consent of Eide Bailly LLP